SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIAVI SOLUTIONS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
0.625% Senior Convertible Notes due 2033
(Title of Class of Securities)

46612J AF8
(CUSIP Number of Class of Securities)

Kevin Siebert
General Counsel
Viavi Solutions Inc.
6001 America Center Drive, 6th Floor
San Jose, California 95002
(408) 404-3600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Ed Batts, Esq.
Stephen Ashley, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025
(650) 614-7400

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$277,019,000	$34,488.87

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 0.625% Senior Convertible Notes due 2033 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of July 18, 2018, there was $277,019,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $277,019,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable		Filing Party: Not applicable
	Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement
As required pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of August 21, 2013, between Viavi Solutions Inc. (formerly JDS Uniphase Corporation) (the “Company”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”), relating to the Company’s 0.625% Senior Convertible Notes due 2033 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (“Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Repurchase Notice to the Holders of 0.625% Senior Convertible Notes due 2033, dated July 18, 2018, attached as exhibit (a)(1)(A) hereto (the “Company Repurchase Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option Documents”).
This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.
As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option Documents is incorporated by reference into this Schedule TO.
Item 10.    Financial Statements.
Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration to be paid to Holders surrendering Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically through EDGAR.
Item 11.    Additional Information.
Not applicable.
Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Company Repurchase Notice to the Holders of 0.625% Senior Convertible Notes due 2033, dated July 18, 2018, including form of Repurchase Notice and form of Withdrawal Notice.
(a)(1)(B)	IRS Form W-9.
(a)(5)(A)	Press release dated July 18, 2018.
(b)	None.
(d)(1)
Indenture, dated as of August 21, 2013, between JDS Uniphase Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 000-22874) filed on August 21, 2013).

(d)(2)	Form of 0.625% Senior Convertible Notes due 2033 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 000-22874) filed on August 21, 2013).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.
Not applicable.

Signature
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viavi Solutions Inc.
	By:	/s/ Amar Maletira
Amar Maletira
Chief Financial Officer
Dated: July 18, 2018